MODERN TIMES BEER



FORTUNATE ISLANDS
SAN DIEGO, CA
Modern Times BEER
HOPPY · TROPICAL PALE ALE
HOPPY · DANK AMBER
FRUITLANDS
SOUR · TROPICAL FRUIT GOSE
LOMALAND
BRIGHT · RUSTIC SAISON
BLACK HOUSE
COFFEE · ROASTY STOUT
BLAZING WORLD



PROLOGUE



Modern Times is a five-year-old brewery headquartered in San Diego, CA. It was founded by Jacob McKean, a Stone Brewing alum, who raised $1.25m to open a production scale operation day one.

Since then, we have exceeded our business plan targets by a factor of ten. Modern Times has become one of the most successful breweries in the nation, with a fervent following in its five states with full distribution on the west coast.

We also operate tasting rooms in several of our major markets, with more to come. Our physical presence gives us the "local" moniker that is critical in the craft brewing space, and the exposure we gain through selling beers through thousands of accounts – the likes of Whole Foods, Trader Joes, Costco, Disneyland, Dodger Stadium, and Petco Park – creates a lift effect we could never achieve in our own properties alone.

Chris Sarette, CFO/COO




CRAFT IS "IT"

Robust Industry Outlook

- Over the past decade, consumers have shifted from traditional beer offerings to craft, especially amongst millennials who are relatively less price sensitive

- Between 2011 and 2017, craft sales grew at a 6 year CAGR of 16.9% from $8.7B to $26.0B

- While the market appeared to mature in 2016 with 5.4% growth, the following year growth almost doubled to 10.6%, showing that the craft sector still maintains room for strong growth

- In 2017, more than 50% of breweries saw double digit growth

- Even in a competitive environment, 73% of breweries were flat or up last year. More than 50% of breweries saw double digit growth, exhibiting the overall health of the industry

- Compared to the overall U.S. economic performance in 2017, in which real GDP growth was 2.9%, craft brewery industry's 5% growth is quite strong

Source: Brewers Association

Craft Growth






CONSUMERS AND MARKET SIZE

Target Consumers

- Millennials are the largest age demographic for craft, with baby boomers a close second
- Craft consumers have relatively high annual household income with over 60% of surveyed respondents earning over $50,000 per year
- Craft beer shoppers buy products that are revenue and profit drivers for retailers, such as liquor and coffee, creating cross-sale and up-sale opportunities
- Study showed that price is only the 5th ranking factor for craft shoppers, after familiarity, recommendation, beer style, and taproom visits, showing that craft beer is not as price sensitive as many other items in a grocery store

Source: IBISWorld. Craft Beer Production in the US; Brewers Association

Market Size (2017)



(MT'S COMPETITIVE SET)
- 202
- 3812
- 2252

■ Regional Breweries
■ Microbreweries
■ Brewpubs



| Sales | $62.7B | $80.0B | $111.4B |



23.3% by dollars

CRAFT
12.7% SHARE
(by volume)

IMPORT
17.5% SHARE

OTHER DOMESTIC
69.8% SHARE



MODERN TIMES

IN A FEW WORDS AND NUMBERS



- 5 TASTING ROOMS, 3 BREWERIES, 3 KITCHENS, AND 1 COFFEE ROASTERY IN SOUTHERN CALIFORNIA AND PORTLAND

- #1 PARTNER BRAND IN THE STONE DISTRIBUTING PORTFOLIO IN BOTH VOLUME AND DOLLARS, AND CURRENTLY UP 30% YOY IN THIS HOME MARKET

- **FASTEST GROWING CRAFT BEER BRAND** IN GROCERY SCAN DATA IN SOUTHERN CALIFORNIA

- TOP 1% BY VOLUME OF CRAFT BREWERIES IN THE NATION AFTER 5 YEARS

- 30% EMPLOYEE-OWNED SINCE 2017, MT'S GREATEST RECRUITING AND RETENTION BENEFIT AS WELL AS MARKETING DIFFERENTIATOR

- ON PACE THIS YEAR TO ACCOMPLISH **1000% GROWTH** IN THE COMPANY'S FIRST FIVE FULL YEARS AS A BUSINESS





ACCOLADES & MARKETING

BREWED BY WIZARDS, BELOVED BY CRITICS



The World's Best in Beer
ratebeer
BEST
for the year 2013
TOP 10 NEW BREWERY

Named one of the best new breweries in the world by one of the top beer ratings websites.



The
IMBIBE
75
BEST BEER BAR

First time this award has ever been given to a brewery tasting room.



Voted Reader's Choice
West Coaster
BEST
for the year 2015
BREWERY OF THE YEAR

Voted best brewery in San Diego by readers of SoCal's leading beer publication.

"Modern Times is unstoppable. We can't keep up. Winner of this category in 2015 [as well], we had the sneaking suspicion that this brewery was just finding its legs. Now, we know that Modern Times is just getting warmed up." – West Coaster

38 — REGISTERED TRADEMARKS INCLUDING KEY BRANDING, CORE BEERS, AND PROPERTY NAMES (+19 IN PROGRESS)

1125 — NUMBER OF MEMBERS IN OUR BOTTLE CLUB (THE LEAGUE OF PARTYGOERS & ELEGANT PEOPLE)

285k — SOCIAL MEDIA FOLLOWERS, WITH INSTAGRAM BEING OUR PRIMARY MARKETING CHANNEL

$0 — ZERO DOLLARS EVER SPENT ON PAID ADVERTISING. 100% OF OUR MARKETING IS THROUGH FREE SOCIAL CHANNELS AND WORD OF MOUTH



YEAR ROUND RADNESS



FORTUNATE ISLANDS
HOPPY · TROPICAL PALE ALE
EMPLOYEE OWNED

ABV 5.0%

Combines the bangin' hop aroma of an über-tropical IPA with the crisp, deeply quenching drinkability of a killer pale ale



BLACK HOUSE
COFFEE · ROASTY STOUT
EMPLOYEE OWNED

ABV 5.8%

Oatmeal coffee stout positively redolent with house-roasted coffee aroma & flavor



BLAZING WORLD
HOPPY · DANK AMBER
EMPLOYEE OWNED

ABV 6.8%

Luxuriously hoppy amber loaded up with intemperate quantities of Nelson, Mosaic, & Simcoe hops



FRUITLANDS
SOUR · TROPICAL FRUIT GOSE
EMPLOYEE OWNED

ABV 4.8%

The sour, salty base beer lays down the refreshment, while a heavy dose of passion fruit & guava turns it into a wall-to-wall tropical fruit fiesta



ORDERVILLE
HAZY · MOSAIC IPA
EMPLOYEE OWNED

ABV 7.2%

This magnificent IPA blends the fruit-forward character of Mosaic hops with resinous stickiness from a mélange of dank hops



ICE · COLD PILSNER

ABV 4.8%

The flavor: cold. The crushability: maximum. Hopped with Czech Saaz hops before, like, so many weeks of lagering, Ice packs the flavor into a compact, low-ABV package




5YR STRATEGIC PLAN

Modern Times diversifies its primary sales channels by generating 50% of dollars from the 24 distributors it works with, 40% from its retail locations, and 10% from its direct-to-consumer online specialty bottle and can sales.

50%
WHOLESALE
(60% TODAY)

40%
RETAIL
(34% TODAY)

10%
SPECIALTY
(7% TODAY)

The Company's wholesale business means thousands of points of distribution for its core brands (purchasing power) and is most often the brand touchpoint for a consumer

Each new retail location becomes a new pickup location for the Company's online specialty beer sales (LA, which opened in January, already represents 42% of total pickups)

The quality of execution on these higher end products gives confidence to the consumer in the Company's wholesale products (no product recalls, ever, despite releasing 200+ brands annually)

The Company's sales team is able to use specialty product to build events in its markets that showcase these products, translating to new consumers (and bottle club members) in the pipeline for its online specialty sales

67% of weekly craft drinkers say they are more likely to buy a brewery's beer after a visit to a tasting room, and the Company has seen that lift in its markets surrounding retail locations

(Nielsen Craft Beer Insights, June 2017)

1000+ customers in each online sale means guaranteed foot traffic in the weeks thereafter with consumers picking up beer (and the $104 avg spent online garners another $29 on site)



WHOLESALE
YOY GROWTH THRU AUG







- Seasonal IPA
- Orderville IPA
- Fruitlands Sour
- All Other Beers
- Monthly Release
- Blazing World Amber
- Black House Stout
- Fortunate Islands Pale Ale
- Ice Lager
- Lomaland Saison

While other breweries lament the death of their flagship beer, Modern Times never set out to have one. No beer in the Company's portfolio has more than a 20% share, insulating Modern Times from changes in consumer preferences. The Company also does over 100 collaborations a year with other breweries and host three festivals sourcing the best of craft beer across the nation in a perpetual effort to stay on the cutting edge. Case in point -- the Company's three most popular beers today were released in the last 18 months.

The Company's single greatest strength is the ability to make world-class beers across the spectrum, from barrel-aged imperial stouts to hazy IPAs. The Company's second greatest strength is the ability to brew these beers on a scale that makes them commercially available. This combination is extremely rare in the craft brewing industry.





WHOLESALE

MODERN TIMES COMPETITIVE SET

VS THE INDUSTRY

(VOLUME GROWTH % IN 2017)

Top 100 Brewers
Craft Beer Industry
Modern Times
22%
5%
-1%



22% GROWTH LAST YEAR AGAINST AN AVERAGE OF 1.3% GROWTH FOR CRAFT BREWERIES FOUNDED IN 2013 OR EARLIER

70% 70% GROWTH IN GROCERY SCANS YEAR OVER YEAR WHERE CALIFORNIA REGIONAL BREWERIES ARE DOWN COLLECTIVELY 5.3% IN THE SAME TIME PERIOD

37% PROJECTED 37% VOLUME GROWTH (60% DOLLARS) IN 2018 IN A YEAR WHERE MID-YEAR STATS ARE SHOWING 5% VOLUME GROWTH AGAIN FOR THE INDUSTRY AS A WHOLE

INDUSTRY DATA BY BREWERS ASSOCIATION. SCAN DATA BY IRI.





RETAIL

EXISTING LOCATIONS







GDI
BIGFOOT BEVERAGES
HUMBOLDT DISTRIBUTING
Saccani
NEW WEST DISTRIBUTING
DELTA PACIFIC BEVERAGE
GILLESPIE DISTRIBUTING
Central Coast
W.A. THOMPSON DISTRIBUTING
HENSLEY
STONE
1
1
3

1 = # PROPERTIES IN THIS AREA

Lomaland Fermentorium
San Diego, CA
2013



COFFEE
MINI MART

Up Left:
Dankness Dojo
Los Angeles, CA
2018

Top Right:
The Flavordome
San Diego, CA
2014

Right:
Belmont Fermentorium
Portland, OR
2018







Bottom Left:
Far West Lounge
Encinitas, CA
2018




SPECIALTY

AND "THE LEAGUE"



8-10   AVERAGE NUMBER OF NEW SPECIALTY BEERS RELEASED ONLINE MONTHLY, WITH UNIQUE CAN ART DESIGNED IN-HOUSE

8   SEVEN OUT OF TEN OF MT'S HIGHEST RATED BEERS ON CRAFT BEER FORUM UNTAPPD HAVE BEEN RELEASED IN THE PAST 12 MONTHS



While many breweries can claim a dual wholesale/retail model, Modern Times' specialty product narrows the competition down to only a handful. The Company put out some of the most sought after beers in the world, traded from coast to coast for as much as two roundtrip tickets to Hawaii for a bottle (really).

Every month, the Company release these beers through an online sale conducted through its own store. First access is gained by its bottle club members, dubbed "The League of Partygoers and Elegant People." Early access is the primary benefit to these members, who also have exclusive perks from time to time in its tasting rooms and at its events. New retail locations in new geographic areas will expand the customer base of both its League as well as its general audience for online sales.